Filed by Home Federal Bancorp, Inc. of Louisiana
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Home Federal Bancorp, Inc. of Louisiana
Commission File No.: 000-51117

HOME FEDERAL BANCORP, INC. OF LOUISIANA TO COMMENCE SECOND-STEP
CONVERSION AND STOCK OFFERING

Shreveport, Louisiana - November 5, 2010 - Home Federal Bancorp, Inc. of Louisiana (the “Company”) (OTC Bulletin Board: HFBL), the holding company for Home Federal Bank, announced today that Home Federal Mutual Holding Company of Louisiana, the Company's mutual holding company parent, has received conditional approval from the Office of Thrift Supervision to reorganize from the two-tier mutual holding company structure to the stock holding company structure and commence a “second-step” stock offering of shares of common stock of a new holding company. The Company also announced that the registration statement relating to the sale of common stock by the new holding company for Home Federal Bank, a newly formed Louisiana corporation also named “Home Federal Bancorp, Inc. of Louisiana,” has been declared effective by the Securities and Exchange Commission.

The new holding company is offering for sale between 1,593,750 shares and 2,156,250 shares of common stock (subject to increase to 2,479,688 shares) at a purchase price of $10.00 per share.  The shares of common stock to be offered by the new holding company represent the approximately 63.8% ownership interest in the Company’s common stock now owned by Home Federal Mutual Holding Company of Louisiana.  The shares will be offered in a subscription offering to certain current and former depositors and certain borrowers of Home Federal Bank.  Concurrently with the subscription offering, any remaining shares of common stock will be offered to members of the general public in a community offering, with preference given first to persons residing in Caddo and Bossier Parishes, Louisiana, and then to public shareholders of the Company as of October 29, 2010.

At the conclusion of the conversion and offering, shareholders of Home Federal Bancorp, other than Home Federal Mutual Holding Company, will receive shares of common stock of the new holding company pursuant to an “exchange ratio” designed to preserve their aggregate percentage ownership interest. The exchange ratio will depend on the number of shares sold in the offering and will range from 0.7464 shares at the minimum of the offering range to 1.0098 shares at the maximum of the offering range (1.1612 shares at the adjusted maximum of the offering range). At the conclusion of the conversion and offering, the new holding company will be 100% owned by public shareholders.

The second-step conversion must be approved by the members of Home Federal Mutual Holding Company at a special meeting to be held on December 15, 2010.  Members of Home Federal Bank as of the close of business on October 27, 2010 will be entitled to vote at the special meeting.  The second-step conversion must also be approved by the shareholders of the Company. The second-step conversion will be presented and considered at the annual meeting of shareholders, also to be held on December 15, 2010. Shareholders as of October 29, 2010 will be eligible to vote.

Completion of the conversion and offering is subject to, among other things, the receipt of final regulatory approvals.

Stifel, Nicolaus & Company, Incorporated is assisting the new holding company in selling its common stock in the offering on a best efforts basis.

Home Federal Bancorp, Inc. of Louisiana is the "mid-tier" holding company for Home Federal Bank, a federally-chartered, FDIC-insured savings association headquartered in Shreveport, Louisiana.  Home Federal Bank operates from its main office, two branch offices and one agency office in Shreveport, Louisiana.  The Company's website is http://www.hfbla.com/.

This press release contains certain forward-looking statements about the conversion and offering.  Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts.  They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.”  Forward-looking statements, by their nature, are subject to risks and uncertainties.  Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion and offering, difficulties in selling the common stock or in selling the common stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which Home Federal Bancorp and Home Federal Bank are engaged.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission (“SEC”).  This press release is neither an offer to sell nor a solicitation of an offer to buy common stock.  The offer will be made only by means of the written prospectus forming part of the registration statement (and, in the case of the subscription offering, an accompanying stock order form).

The new holding company, named “Home Federal Bancorp, Inc. of Louisiana,” has filed a proxy statement/prospectus concerning the conversion with the SEC.  Shareholders of the existing Home Federal Bancorp are urged to read the proxy statement/prospectus because it contains important information.  Investors are able to obtain all documents filed with the SEC by the new holding company free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by the new holding company are available free of charge from the Corporate Secretary of Home Federal Bancorp at 624 Market Street, Shreveport, Louisiana 71101, telephone (318) 222-1145.  The directors, executive officers, and certain other members of management and employees of Home Federal Bancorp are participants in the solicitation of proxies in favor of the conversion from the shareholders of Home Federal Bancorp.  Information about the directors and executive officers of Home Federal Bancorp is included in the proxy statement/prospectus filed with the SEC.

The shares of common stock of Home Federal Bancorp, Inc. of Louisiana are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

CONTACTS:
Daniel R. Herndon, President and Chief Executive Officer
James R. Barlow, Executive Vice President and Chief Operating Officer
Home Federal Bancorp, Inc. of Louisiana
(318) 222-1145